Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Relating to Preliminary Prospectus dated January 17, 2006 Registration Statement No. 333-128996

ISSUER FREE WRITING PROSPECTUS DATED

JANUARY 30, 2006

H&E Equipment Services, Inc.

10,937,500 Shares

This information supplements the Preliminary Prospectus dated January 17, 2006.

Issuer:  H&E Equipment Services, Inc.

Common stock offered:  10,937,500 shares, all primary

Over-allotment option:  up to 1,640,625 shares, all primary

Price to public:  $18.00 per share (above the expected price range in the Preliminary Prospectus)

Net proceeds to the Company:  approximately $171,343,750 ($198,807,813 if the over-allotment option is exercised in full)

Use of proceeds:  In addition to the uses specified in the Preliminary Prospectus, we intend to use the net proceeds attributable to the increase in the public offering price to repay additional outstanding indebtedness under our senior secured credit facility, or for general corporate purposes or for a combination thereof.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV.  ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.